Conceptus, Inc.
1021 Howard Ave.
San Carlos, CA 94070

August 25, 2005

Mr. Gary Todd

Ms. Kristin Lochhead

United States Securities and Exchange Commission

Division of Corporation, Finance

100 F Street, NE

Mailstop 6010

Washington, D.C. 20549

Re:                               Conceptus, Inc.

Form 10-K for the year ended December 31, 2004

File No. 000-27596

Dear Mr. Todd:

We are writing to you in regards to your letter dated July 14, 2005, in which you provided comments related to the filing of our 10-K report as of December 31, 2004. In this regard, we would like to bring to your attention the following responses:

Results of Operations, page 31:

1.              We see from the significant customer disclosure (page 63) that customers “C, E and F”, who accounted for a combined 70% of your revenue in 2003, each accounted for less than 10% of your revenue in 2004. To the extent important to an understanding of your revenues and trends therein, MD&A in future filings should address changes in significant customers:

Due to a formatting/editing error, the table on page 63, which summarizes customers with greater than 10% of net sales, incorrectly reported the data for fiscal year 2002 under fiscal year 2003. The percentages for the customers mentioned in your comment for fiscal year 2003 should have been zero. The Company will rectify the table with the filing of the 10-K form as of December 31, 2005.

Revenue Recognition, page 65:

2.              We note from page 15 that you provide a training program for the use of the Essure product, including one on one training sessions for new physicians who have pre-scheduled Essure procedures. We also note that you are required to have a professional trainer in attendance during a physician trainee’s initial procedures. Tell us how you account for product revenues in transactions where you have training obligations and show us that your accounting is appropriate in GAAP. Also, tell us whether revenue is allocated to training services, and, if so, how the amount of that revenue is measured and recognized. Tell us how your practices consider the guidance from EITF 00-21. Unless insignificant, please make accounting policy disclosure about this matter in future filings:

The training offered by the Company is composed of a preceptorship of three to five procedures. The trainer can either be a Company employee, a per diem contractor or another Essure trained physician. In the case of a per diem contractor, the Company pays the contractor $300 for each procedure that he or she attends. For each preceptorship session, the Company sells the hospital or physician the necessary product to perform the procedure. In most cases, the preceptorship is performed within 2-3 days within the sale of the product to the physician/hospital. Upon completion of the cases that comprise the preceptorship, the physician is qualified to perform procedures on his or her own and there is no future training obligation by the Company without additional training.

Under the guidance set forth by EITF 00-21, a vendor should evaluate all deliverables in an arrangement to determine whether they represent separate units of accounting. The evaluation is based on meeting all the criteria established in paragraph 9 of the guidance, which are:

a)              The delivered item(s) has value to the customer on a standalone basis. That item(s) has a value in a standalone basis if it is sold separately by any vendor or the customers could resell the delivered item(s) on a standalone basis.

b)             There is objective and reliable evidence of the fair value of the undelivered item(s).

c)              If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

The following is the context of the training provided by the Company:

•                  The Company sells the Essure product to physicians and hospitals separately and, therefore, the Essure product has a standalone value to the customer.

•                  Evidence of the fair market value of the undelivered item (the training) is provided by the price that the Company disburses per training session to per diem contractors ($300 per session).

•                  The Essure product sold for use during training includes a right of return under the warranty terms if the units are found defective or non-conforming. There are no stated return rights granted if the training was not to be provided; however, in this context, the delivery and performance of the preceptorship is probable and substantially in control of the Company.

For the reasons stated above, the Company meets all the criteria established by EITF 00-21 and, therefore, the Company should recognize revenues from the product and revenues from the training as separate units of accounting, which would result in the deferral of the revenue allocated to training until the preceptorship case is performed.

Due to the short timeframe (generally, 2 to 3 days) between the sale of the product and the performance of the preceptorship case, the number of cases pending preceptorship is limited to a level that would result in the deferral of the revenue related to the training to be immaterial. The Company analyzed its cases pending performance as of December 31, 2004, at which date there were approximately 100 pending cases for which units of product had been sold. The amount of gross deferred revenue before a relative value allocation accounts for approximately $30,000. In addition, the analysis of the previous quarters for the fiscal year ended December 31, 2004 demonstrated a similar pattern. Due to the immateriality of the gross deferred revenue, its recognition on a deferred basis would be nominal. As a result, the Company recognizes revenue for the preceptorship cases at the time of product delivery to the customer or at the time of shipment of product to customer.

In connection with our response, we acknowledge that:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•                       the Company may no assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please, do not hesitate to contact me should you have further questions.

Sincerely,

Gregory Lichtwardt
Executive Vice President, Treasurer and

Chief Financial Officer